UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Quanta Capital Holdings Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G7313F106

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

5,137,624
9. Sole Dispositive Power

0
10. Shared Dispositive Power

5,137,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,137,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.33%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

5,137,624
9. Sole Dispositive Power

0
10. Shared Dispositive Power

5,137,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,137,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.33%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

4,127,611
9. Sole Dispositive Power

0
10. Shared Dispositive Power

4,127,611

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,127,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

5.89%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

4,580,125
9. Sole Dispositive Power

0
10. Shared Dispositive Power

4,580,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,580,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

6.53%
14.	Type of Reporting Person (See Instructions)

OO

Item 1.	Security and Issuer

This Schedule 13D relates to common shares, $0.01 par value per share (the “Common Stock”) of Quanta Capital Holdings Ltd. (the “Issuer”). The Issuer’s principal executive offices are located at 1 Victoria Street, Second Floor, Hamilton HM 11, Bermuda.

Item 2.	Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), its general partner, QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership (the “Fund”), and QVT Associates GP LLC, a Delaware limited liability company which is the general partner of the Fund and Quintessence Fund L.P., a Cayman Islands limited partnership (“Quintessence”). The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The Fund’s registered address is c/o Walkers SPV, Walkers House, Mary Street, George Town, Grand Cayman KY1 9001, Cayman Islands. The Fund’s principal business is investment in securities. QVT Financial’s principal business is investment management, and it acts as the investment manager for the Fund, Quintessence and their several feeder funds. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund, Quintessence and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, the Fund, QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Fund, Quintessence and the Separate Account between December 7, 2005 and July 13, 2007 for approximately $12.8 million. The source of funds for the purchases was cash available for investment held by the Fund, Quintessence and the Separate Account.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, the Fund, Quintessence, the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 4,127,611 shares of Common Stock, and for Quintessence, which beneficially owns 452,514 shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 557,499 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund, Quintessence and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 5,137,624 shares of Common Stock, consisting of the shares owned by the Fund and Quintessence and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to be the beneficial owner of an aggregate amount of 4,580,125 shares of Common Stock consisting of the shares owned by the Fund and Quintessence.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial, QVT Financial GP LLC, the Fund and QVT Associates GP LLC.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 13 of the Cover Page for each reporting person is calculated based upon 70,068,562 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, the Fund, and QVT Associates GP LLC reflect amounts as of July 13, 2007. The Fund, Quintessence and the Separate Account effected the following transactions in the Common Stock during the past 60 days:

•

On July 13, 2007, the Fund purchased 3,153 shares of Common Stock, Quintessence purchased 343 shares of Common Stock and the Separate Account purchased 404 shares of Common Stock in the open market at a price of $2.519 per share.

•

On July 12, 2007, the Fund purchased 9,699 shares of Common Stock, Quintessence purchased 1,057 shares of Common Stock and the Separate Account purchased 1,244 shares of Common Stock in the open market at a price of $2.511 per share.

•

On July 11, 2007, the Fund purchased 6,547 shares of Common Stock, Quintessence purchased 713 shares of Common Stock and the Separate Account purchased 840 shares of Common Stock in the open market at a price of $2.328 per share.

•

On July 11, 2007, the Fund purchased 2,668 shares of Common Stock, Quintessence purchased 290 shares of Common Stock and the Separate Account purchased 343 shares of Common Stock in the open market at a price of $2.282 per share.

•

On July 10, 2007, the Fund purchased 5,335 shares of Common Stock, Quintessence purchased 581 shares of Common Stock and the Separate Account purchased 684 shares of Common Stock in the open market at a price of $2.419 per share.

•

On July 10, 2007, the Fund purchased 3,332,455 shares of Common Stock, Quintessence purchased 363,291 shares of Common Stock and the Separate Account purchased 427,406 shares of Common Stock in the open market at a price of $2.395 per share.

•

On July 9, 2007, the Fund purchased 40,412 shares of Common Stock, Quintessence purchased 4,405 shares of Common Stock and the Separate Account purchased 5,183 shares of Common Stock in the open market at a price of $2.432 per share.

•

On July 6, 2007, the Fund purchased 7,517 shares of Common Stock, Quintessence purchased 819 shares of Common Stock and the Separate Account purchased 964 shares of Common Stock in the open market at a price of $2.418 per share.

•

On July 5, 2007, the Fund purchased 4,122 shares of Common Stock, Quintessence purchased 449 shares of Common Stock and the Separate Account purchased 529 shares of Common Stock in the open market at a price of $2.423 per share.

•

On July 3, 2007, the Fund purchased 3,071 shares of Common Stock, Quintessence purchased 335 shares of Common Stock and the Separate Account purchased 394 shares of Common Stock in the open market at a price of $2.44 per share.

•

On July 2, 2007, the Fund sold 463 shares of Common Stock, Quintessence sold 50 shares of Common Stock and the Separate Account sold 87 shares of Common Stock in the open market at a price of $2.43 per share.

•

On July 2, 2007, the Fund purchased 39,938 shares of Common Stock, Quintessence purchased 4,353 shares of Common Stock and the Separate Account purchased 5,709 shares of Common Stock in the open market at a price of $2.467 per share.

•	On July 2, 2007, the Fund sold 75,928 shares of Common Stock to Quintessence at the price of $ 2.40 per share.

•	On June 29, 2007, the Fund purchased 5,846 shares of Common Stock and the Separate Account purchased 754 shares of Common Stock in the open market at a price of $2.488 per share.

•	On June 28, 2007, the Fund purchased 4,252 shares of Common Stock and the Separate Account purchased 548 shares of Common Stock in the open market at a price of $2.422 per share.

•	On June 27, 2007, the Fund purchased 9,301 shares of Common Stock and the Separate Account purchased 1,199 shares of Common Stock in the open market at a price of $2.412 per share.

•	On June 26, 2007, the Fund purchased 1,595 shares of Common Stock and the Separate Account purchased 205 shares of Common Stock in the open market at a price of $2.432 per share.

•	On June 25, 2007, the Fund purchased 797 shares of Common Stock and the Separate Account purchased 103 shares of Common Stock in the open market at a price of $2.486 per share.

•	On June 25, 2007, the Fund purchased 266 shares of Common Stock and the Separate Account purchased 34 shares of Common Stock in the open market at a price of $2.47 per share.

•	On June 22, 2007, the Fund purchased 2,657 shares of Common Stock and the Separate Account purchased 343 shares of Common Stock in the open market at a price of $2.463 per share.

•	On June 22, 2007, the Fund purchased 3,526 shares of Common Stock and the Separate Account purchased 454 shares of Common Stock in the open market at a price of $2.424 per share.

•	On June 21, 2007, the Fund purchased 2,126 shares of Common Stock and the Separate Account purchased 274 shares of Common Stock in the open market at a price of $2.445 per share.

•	On June 21, 2007, the Fund purchased 1,240 shares of Common Stock and the Separate Account purchased 160 shares of Common Stock in the open market at a price of $2.45 per share.

•	On June 20, 2007, the Fund purchased 11,870 shares of Common Stock and the Separate Account purchased 1,530 shares of Common Stock in the open market at a price of $2.485 per share.

•	On June 19, 2007, the Fund purchased 2,392 shares of Common Stock and the Separate Account purchased 308 shares of Common Stock in the open market at a price of $2.481 per share.

•	On June 18, 2007, the Fund purchased 5,492 shares of Common Stock and the Separate Account purchased 708 shares of Common Stock in the open market at a price of $2.497 per share.

•	On June 15, 2007, the Fund purchased 21,737 shares of Common Stock and the Separate Account purchased 2,863 shares of Common Stock in the open market at a price of $2.499 per share.

•	On June 14, 2007, the Fund purchased 7,687 shares of Common Stock and the Separate Account purchased 1,013 shares of Common Stock in the open market at a price of $2.441 per share.

•	On June 13, 2007, the Fund purchased 7,157 shares of Common Stock and the Separate Account purchased 943 shares of Common Stock in the open market at a price of $2.504 per share.

•	On June 12, 2007, the Fund purchased 16,170 shares of Common Stock and the Separate Account purchased 2,130 shares of Common Stock in the open market at a price of $2.437 per share.

•	On June 12, 2007, the Fund purchased 31,898 shares of Common Stock and the Separate Account purchased 4,202 shares of Common Stock in the open market at a price of $2.404 per share.

•	On June 11, 2007, the Fund purchased 10,073 shares of Common Stock and the Separate Account purchased 1,327 shares of Common Stock in the open market at a price of $2.406 per share.

•	On June 8, 2007, the Fund sold 3,619 shares of Common Stock and the Separate Account sold 581 shares of Common Stock in the open market at a price of $2.721 per share.

•	On June 8, 2007, the Fund purchased 64,062 shares of Common Stock and the Separate Account purchased 8,438 shares of Common Stock in the open market at a price of $2.393 per share.

•	On June 7, 2007, the Fund purchased 6,097 shares of Common Stock and the Separate Account purchased 803 shares of Common Stock in the open market at a price of $2.246 per share.

•	On June 6, 2007, the Fund purchased 11,664 shares of Common Stock and the Separate Account purchased 1,536 shares of Common Stock in the open market at a price of $2.232 per share.

•	On June 5, 2007, the Fund purchased 884 shares of Common Stock and the Separate Account purchased 116 shares of Common Stock in the open market at a price of $2.21 per share.

•	On June 5, 2007, the Fund purchased 13,431 shares of Common Stock and the Separate Account purchased 1,769 shares of Common Stock in the open market at a price of $2.211 per share.

•	On June 4, 2007, the Fund purchased 4,049 shares of Common Stock and the Separate Account purchased 534 shares of Common Stock in the open market at a price of $2.176 per share.

•	On June 4, 2007, the Fund purchased 49,129 shares of Common Stock and the Separate Account purchased 6,471 shares of Common Stock in the open market at a price of $2.174 per share.

•	On June 1, 2007, the Fund purchased 140,406 shares of Common Stock and the Separate Account purchased 18,494 shares of Common Stock in the open market at a price of $2.038 per share.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/S/ DANIEL GOLD	By:	/S/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/S/ NICHOLAS BRUMM	By:	/S/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/S/ DANIEL GOLD	By:	/S/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/S/ NICHOLAS BRUMM	By:	/S/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: July 16, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/S/ DANIEL GOLD	By:	/S/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/S/ NICHOLAS BRUMM	By:	/S/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/S/ DANIEL GOLD	By:	/S/ DANIEL GOLD
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/S/ NICHOLAS BRUMM	By:	/S/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation

Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management